HANNY VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2007 FEB 13 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 2 February 2007

Office of International Corporate Finance
Securities & Exchange Commissi[redacted]
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07021033

SUPPL

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement of the Company dated 1 February 2007 relating to the change in directorship of the Company for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

f.p. Florence Kam
Company Secretary
/vw
Encl.

PROCESSED
FEB 1 6 2007
THOMSON
FINANCIAL

dlw 2/16

O:\Hanny 2007\Correspondence\Letter\020-US Sec-annc't dd 1 Feb 07.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

HANNY

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

董事變更公布

錦興集團有限公司（「本公司」）董事會（「董事會」）謹此宣布本公司獨立非執行董事之變更如下：

1. 潘國興先生獲委任為本公司之獨立非執行董事及審核委員會成員，由二零零七年二月一日起生效；及
2. 冼志輝先生辭任為本公司之獨立非執行董事及審核委員會成員，由二零零七年二月一日起生效。

委任獨立非執行董事

潘國興先生，現年45歲，獲委任為本公司之獨立非執行董事及審核委員會成員，由二零零七年二月一日起生效。潘先生畢業於英國University of Bath，並取得工商管理科碩士學位。彼亦為香港會計師公會及澳洲會計師公會之會員。潘先生現為上華控股有限公司（股份代號：371）之公司秘書及合資格會計師。

潘先生與本公司任何董事、高級管理人員或主要股東或控股股東亦無任何關係。於本公布日期，潘先生於本公司之證券中並無擁有按證券及期貨條例第XV部所界定之任何權益。

潘先生與本公司並無訂立服務合約，惟潘先生已與本公司簽訂委任書。根據本公司之公司細則，彼將任職至本公司下一屆股東週年大會舉行日期為止並將合資格於該大會上膺選連任。潘先生將有權就其履行本公司獨立非執行董事及審核委員會成員之職責而收取每年50,000港元之董事袍金（須不時由董事會檢討）。

除上文所披露者外，概無就委任潘先生而須提請本公司股東注意之其他事項，亦無根據香港聯合交易所證券上市規則第13.51(2)(h)至13.51(2)(v)條所載之任何規定而須予披露之其他資料。

董事會對潘先生加入本公司致以熱烈歡迎。

辭任獨立非執行董事

冼志輝先生因私人理由辭任為本公司之獨立非執行董事及審核委員會成員，由二零零七年二月一日起生效。

冼先生已向董事會確認彼與董事會並無意見分歧，亦無就其辭任而須提請本公司股東注意之其他事項。

董事會對冼先生於任內對本公司所作出之貢獻致以衷心謝意。

於本公布日期，董事會成員包括：－

執行董事：	獨立非執行董事：
陳國強博士（主席）	郭嘉立先生
Yap, Allan 博士（董事總經理）	黃景霖先生
呂兆泉先生（副董事總經理）	潘國興先生

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零七年二月一日

* 僅供識別

HANNY
VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

Date: 29 January 2007

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the joint announcement of the Company and ITC Corporation Limited dated 26 January 2007 relating to the subscription of convertible bonds in China Star Entertainment Limited by a wholly-owned subsidiary of the Company for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
/vw
Encl.

O:\Hanny 2007\Correspondence\Letter\017-US Sec-annc't dd 26 Jan 07.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

ITC	HANNY
ITC CORPORATION LIMITED	**HANNY HOLDINGS LIMITED**
(Incorporated in Bermuda with limited liability)	*(Incorporated in Bermuda with limited liability)*
(Stock code: 372)	**(Stock code: 275)**

DISCLOSEABLE TRANSACTION – SUBSCRIPTION OF CONVERTIBLE BOND OF CHINA STAR ENTERTAINMENT LIMITED

On 19 January 2007, Improvemany, an indirect wholly-owned subsidiary of Hanny, entered into the Subscription Agreement with China Star in relation to the subscription by Improvemany of the Convertible Bond with a principal amount of HK$124.5 million. Hanny is an indirect non-wholly owned subsidiary of ITC.

The initial conversion price is the lower of (i) HK$0.32 per Conversion Share and (ii) the average closing price of the China Star Shares for the ten trading days prior to the date of the issue of the Convertible Bond provided that the initial conversion price shall in no event be less than HK$0.25 per Conversion Share (subject to adjustments).

Upon full conversion of the Bonds at the initial Conversion Price of HK$0.32 per Conversion Share, Improvemany will be interested in a total of 389,062,500 Conversion Shares, representing approximately 31.60% of the issued share capital of China Star as enlarged by the full conversion of the Bonds. Upon full conversion of the Bonds at the initial Conversion Price of HK$0.25 per Conversion Share, Improvemany will be interested in a total of 498,000,000 Conversion Shares, representing approximately 36.12% of the issued share capital of China Star as enlarged by the full conversion of the Bonds.

The Subscription constitutes a discloseable transaction for Hanny under the Listing Rules. A circular of Hanny containing, among other things, details of the Subscription Agreement will be despatched to the Hanny Shareholders as soon as practicable.

As Hanny is an indirect non-wholly owned subsidiary of ITC, the Subscription also constitutes a discloseable transaction for ITC under the Listing Rules. A circular of ITC containing, among other things, details of the Subscription Agreement will be despatched to the shareholders of ITC as soon as practicable.

INTRODUCTION

On 19 January 2007, Improvemany, an indirect wholly-owned subsidiary of Hanny, entered into the Subscription Agreement with China Star in relation to the subscription by Improvemany of the Convertible Bond with a principal amount of HK$124.5 million. Hanny is an indirect non-wholly owned subsidiary of ITC. On the same day, China Star entered into the Other Subscription Agreements with two other subscribers on terms no more favourable than those offered to Improvemany under the Subscription Agreement.

As at the date of this announcement, Hanny is interested in 36,176,000 shares of Macau Success, the holding company of one of the subscribers of the Bonds, representing approximately 1.69% of the existing issued share capital of Macau Success. Save as aforesaid, to the best of the knowledge, information and belief of the directors of Hanny, and having made all reasonable enquiries, each of the other subscribers is a third party independent of Hanny and its connected persons. Save as aforesaid, to the best of the knowledge, information and belief of the directors of ITC, and having made all reasonable enquiries, each of the other subscribers is a third party independent of ITC and its connected persons. The aggregate principal amount of the Bonds to be issued by China Star (including the Convertible Bond) is HK$168.5 million.

The principal terms and conditions of the Subscription Agreement and the Convertible Bond are detailed as follows:

SUBSCRIPTION AGREEMENT

Date: 19 January 2007

Parties to the Subscription Agreement

(a) Improvemany as the subscriber for the Convertible Bond; and

(b) China Star as the issuer of the Convertible Bond.

To the best of the knowledge, information and belief of the respective directors of ITC and Hanny, and having made all reasonable enquiries, China Star is a third party independent of ITC and Hanny and their respective connected persons and Improvemany is not acting in concert with the other subscribers of the Bonds or any shareholders of China Star in respect of China Star.

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon:

(a) the passing of the necessary resolution(s) by the shareholders of China Star in general meeting approving the Subscription Agreement and all transactions contemplated therein including but not limited to the creation and the issue of the Convertible Bond, and the issuance of Conversion Shares upon exercise by the holder(s) of the Bonds thereof of the conversion rights, each in accordance with the bye-laws of China Star and the requirements of the Listing Rules;

(b) the passing of the necessary resolution(s) by the shareholders of Hanny (if necessary) approving the Subscription Agreement and all transactions contemplated therein;

(c) Improvemany shall have been satisfied with the results of its due diligence investigations on the China Star Group within 30 days from the date of the Subscription Agreement or such other extended time as the parties may agree;

(d) the Listing Committee of the Stock Exchange shall have granted (either unconditionally or subject only to such conditions as China Star and Improvemany both acting reasonably do not object) the listing of, and the permission to deal in, the Conversion Shares to be allotted and issued upon conversion of the Bonds;

(e) the issue and delivery of a legal opinion by Bermuda counsel (on matters relating to, among other things, the due incorporation and existence of China Star and the validity, legality and enforceability of the issue of the Convertible Bond and of the Subscription Agreement by China Star and such other resolutions, consents, authorities and documents relating to the issue of the Convertible Bond) in such form and substance as may reasonably be required by Improvemany;

(f) if required, an increase in the authorised share capital of China Star to facilitate the issue of the Conversion Shares and the Bermuda Monetary Authority shall have granted its approval to the allotment and issue of the Conversion Shares;

(g) the representations, warranties and undertakings made by China Star in the Subscription Agreement shall be true, accurate and correct in all respects at, and as if made at Completion; and

(h) at the closing date, there shall not have occurred any change, or any development or event reasonably likely to involve a prospective change, in the financial condition, operations, business or properties of the China Star Group (including as revealed in the audited consolidated financial statements of the China Star Group for the year ended 31 December 2005) which, in the reasonable opinion of Improvemany, is material and adverse.

If any of the above conditions precedent have not been fulfilled or waived by Improvemany (other than conditions (a), (b), (d) and (f) above) on or before the date falling 4 months from the date of the Subscription Agreement (or such later date as Improvemany and China Star may agree in writing), then the Subscription Agreement shall lapse immediately thereafter and be of no further effect and neither party to the Subscription Agreement shall have any claim against or liability or obligation to the other party under the Subscription Agreement except for any antecedent breach.

Completion of the Subscription Agreement is not conditional on the completion of the Other Subscription Agreements.

Completion

Subject to the fulfilment or, as the case may be, waiver of the conditions stated above, Completion shall take place on or before the date falling 4 months from the date of the Subscription Agreement (or such other date as the parties to the Subscription Agreement may agree in writing).

Termination

Improvemany may, by notice to China Star given at any time prior to payment of the net subscription monies for the Convertible Bond to China Star, terminate the Subscription Agreement in any of the following circumstances:

a) if there shall have come to the notice of Improvemany any material breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations contained in the Subscription Agreement, which includes, among other things, the due and valid issue of fully-paid, non-assessable and free from all encumbrances Conversion Shares which will rank pari passu with all other China Star Shares then outstanding, no material adverse change in the condition and financial prospect of the China Star Group since 31 December 2005; or any failure by China Star to perform any of its undertakings, indemnities or agreements in the Subscription Agreement;

b) if there shall have occurred any change, or any development involving a prospective change, in national or international monetary, financial, political, industrial or economic conditions or currency exchange rates or foreign exchange controls or other nature which would, in Improvemany's reasonable view, prejudice materially the success of the offering or the subscription or distribution of the Convertible Bond;

c) if there shall have occurred an outbreak or escalation of hostilities or act of terrorism which would, in Improvemany's view, prejudice materially the success of the offering or the subscription or distribution of the Convertible Bond; or

d) if on or after the date of the Subscription Agreement there shall have occurred a suspension in trading in China Star's securities for more than 15 consecutive trading days on the Stock Exchange other than in connection with the clearance of announcements in connection with the transactions contemplated therein, which would, in Improvemany's reasonable view, prejudice materially the success of the subscription or distribution of the Convertible Bond.

In the event that Improvemany terminates the Subscription Agreement, all obligations of each of the parties under the Subscription Agreement shall cease and determine and no party shall have any claim against any other party in respect of any matter arising out of or in connection with the Subscription Agreement except for any antecedent breach.

THE CONVERTIBLE BOND

Principal terms

Principal amount:	HK$124.5 million payable by Improvemany by cash upon Completion
Subscription price:	95% of the principal amount of the Convertible Bond (i.e. approximately HK$118.3 million)
Conversion Price:	the initial Conversion Price is the lower of (i) HK$0.32 per Conversion Share and (ii) the average closing price of China Star Share for the ten trading days prior to the date of the issue of the Convertible Bond, provided that the initial Conversion Price shall in no event be less than HK$0.25 per Conversion Share (subject to adjustments). The Conversion Price is subject to customary anti-dilution adjustments in events including share consolidation, share subdivision, capitalisation issue, capital distribution, rights issue and other equity or equity derivative issues.

However, no adjustments will be made to the Conversion Price when China Star Shares are issued pursuant to the exercise of the 200,602,625 share options granted under China Star's existing share option scheme as at the date of the Subscription Agreement.

The initial Conversion Price is determined after arm's length negotiations between Improvemany and China Star with reference to the prevailing market price of the China Star Shares prior to the suspension of trading in the China Star Shares on 22 January 2007. The initial Conversion Price of HK$0.32 per Conversion Share represents:

(a) a premium of approximately 6.7% over the closing price of HK$0.30 per China Star Share as quoted on the Stock Exchange on 19 January 2007, being the last trading day (the "Last Trading Day") prior to the suspension of trading in the China Star Shares pending the release by China Star of the announcement in relation to the issue of the Bonds;

(b) a premium of approximately 6.0% over the average closing price of HK$0.302 per China Star Share for the last 5 trading days up to and including the Last Trading Day;

(c) a premium of approximately 7.0% over the average closing price of HK$0.299 per China Star Share for the last 10 trading days up to and including the Last Trading Day; and

(d) a discount of approximately 71.4% to the unaudited consolidated net asset value of China Star attributable to its shareholders of approximately HK$1.12 per China Star Share based on the unaudited consolidated net asset value of China Star attributable to its shareholders of approximately HK$702,622,000 as at 30 June 2006, being the date to which the latest unaudited consolidated financial statements of the China Star Group were made up, and the issued share capital of 624,646,000 China Star Shares as at 30 June 2006.

Interest rate: zero interest.

Maturity: the day falling 5 years from the date of issue of the Convertible Bond.

Redemption: Unless previously converted, redeemed or cancelled in accordance with the terms of the Convertible Bond, China Star will redeem the Convertible Bond on the Maturity Date at 100% of the principal amount of the Convertible Bond then outstanding.

The yield to maturity of the Convertible Bond is approximately 1.0% per annum.

Transferability: The Convertible Bond is freely transferable.

Conversion period: Holder(s) of the Convertible Bond shall have the right to convert, the whole or any part of the outstanding principal amount of the Convertible Bond into Conversion Shares at the then prevailing Conversion Price at any time on or after the 7th day after the issue of the Convertible Bond up to the close of business on the business day immediately before the Maturity Date; or, if such Convertible Bond shall have been called for redemption before 5 business days from the Maturity Date, then up to the close of business on a date no later than 7 business days prior to the date fixed for redemption thereof but in any event before the Maturity Date.

Conversion Shares: On the basis of the 704,646,608 China Star Shares in issue as at the date of this announcement and assuming the other two subscribers of the Bonds not exercising the conversion rights, upon full conversion of the entire principal amount of the Convertible Bond of HK$124.5 million into the Conversion Shares at the initial Conversion Price of HK$0.32 per Conversion Share by Improvemany, a total of 389,062,500 Conversion Shares will be issued and an aggregate of 1,093,709,108 China Star Shares will be in issue as enlarged by such conversion. Accordingly, Improvemany will be interested in approximately 35.57% of the enlarged issued share capital of China Star.

Assuming the other two subscribers of the Bonds not exercising the conversion rights, upon full conversion of the entire principal amount of the Convertible Bond of HK$124.5 million into the Conversion Shares at the lowest possible initial Conversion Price of HK$0.25 per Conversion Share by Improvemany, a total of 498,000,000 Conversion Shares will be issued by China Star and an aggregate of 1,202,646,608 China Star Shares will be in issue as enlarged by such conversion. Improvemany will then be interested in approximately 41.41% of the enlarged issued share capital of China Star.

Fractions of Conversion Shares will not be issued on conversion and no amount in lieu thereof shall be refunded to Improvemany.

Voting: Improvemany will not be entitled to receive notice of, attend or vote at any general meeting of China Star by reason only of it being the holder of the Convertible Bond.

Listing: No application will be made for the listing of the Convertible Bond on the Stock Exchange or any other stock exchange. An application will be made by China Star for the listing of, and permission to deal in, the Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Bonds.

Ranking: The obligations of China Star arising under the Bonds shall at all times rank equally among themselves and pari passu with all other present and future unsecured and unsubordinated obligations of China Star.

The Conversion Shares shall, when issued, rank pari passu in all respects with all other issued share capital of China Star on the date of conversion including the right to all dividends or other distributions.

Default interest and delay in payment: If China Star fails to pay any sum in respect of the Convertible Bond when it becomes due and payable, interest shall accrue on the overdue sum at the prime rate as quoted by The Hongkong and Shanghai Banking Corporation Limited plus 5.0% per annum from the due date, calculated on the basis of the actual number of days elapsed and a 360-day year.

SHAREHOLDING STRUCTURE OF CHINA STAR

Based on the best of the knowledge and information available to the respective directors of ITC and Hanny, set out below is the shareholding structure of China Star and the effect of conversion of the Bonds assuming no change in the shareholding structure of China Star during the period between the date of this announcement and the conversion of the Bonds:

	As at the date of this announcement		Upon full conversion of the Bonds at HK$0.32 per Conversion Share		Upon full conversion of the Convertible Bond by Improvemany only at HK$0.32 per Conversion Share		Upon full conversion of the Bonds at HK$0.25 per Conversion Share		Upon full conversion of the Convertible Bond by Improvemany only at HK$0.25 per Conversion Share	
	Number of China Star Shares	*% (Approximate)*	*Number of China Star Shares*	*% (Approximate)*	*Number of China Star Shares*	*% (Approximate)*	*Number of China Star Shares*	*% (Approximate)*	*Number of China Star Shares*	*% (Approximate)*
Porterstone Limited	61,905,000	8.79	61,905,000	5.03	61,905,000	5.66	61,905,000	4.49	61,905,000	5.15
Dorest Company Limited	18,510,000	2.62	18,510,000	1.50	18,510,000	1.69	18,510,000	1.34	18,510,000	1.54
Mr. Heung Wah Keung (a director of China Star)	36,395,000	5.17	36,395,000	2.96	36,395,000	3.33	36,395,000	2.64	36,395,000	3.03
Ms. Chen Ming Yin, Tiffany (a director of China Star)	21,144,410	3.00	21,144,410	1.72	21,144,410	1.93	21,144,410	1.53	21,144,410	1.76
Ms. Li Yuk Sheung (a director of China Star)	16	0.00	16	0.00	16	0.00	16	0.00	16	0.00
Improvemany	-	-	389,062,500	31.60	389,062,500	35.57	498,000,000	36.12	498,000,000	41.41
Other subscribers of the Bonds	-	-	137,500,000	11.16	-	-	176,000,000	12.77	-	-
Public shareholders of China Star	566,692,182	80.42	566,692,182	46.03	566,692,182	51.82	566,692,182	41.11	566,692,182	47.12
Total	704,646,608	100.00	1,231,209,108	100.00	1,093,709,108	100.00	1,378,646,608	100.00	1,202,646,608	100.00

As at the date of this announcement, no decision has been made as to whether or when or the extent to which the conversion rights attached to the Convertible Bond are to be exercised by Improvemany. The extent of exercise of the conversion rights attached to the Convertible Bond by Improvemany will depend on a number of factors such as the future financial position and business prospects of the China Star Group and the market performance of the China Star Shares.

Depending on the then shareholding structure of China Star and the extent to which the conversion rights of the Convertible Bond are to be exercised by Improvemany, Improvemany may become interested in 30% or more of the enlarged issued share capital of China Star upon conversion of the Convertible Bond. In such circumstances, Improvemany will be obliged to make a mandatory offer to the shareholders of China Star to acquire all the China Star Shares and comparable offers to the holders of other securities of China Star, other than those already owned or agreed to be acquired by Improvemany and parties acting in concert with it, in accordance with Rule 26 of the Takeovers Code. Improvemany will comply with the relevant requirements of the Takeovers Code in the event that an obligation for a mandatory general offer arises.

INFORMATION ON CHINA STAR

The China Star Group is principally engaged in film production, distribution of film and television drama series, and the provision of post-production services.

According to the annual report of China Star for the year ended 31 December 2005, the China Star Group recorded an audited consolidated turnover of approximately HK$165.3 million and HK$92.2 million for each of the two years ended 31 December 2004 and 2005 respectively. The audited consolidated loss before and after taxation and minority interests of the China Star Group for the year ended 31 December 2005 were approximately HK$20.9 million and HK$21.0 million respectively. The audited consolidated loss before and after taxation and minority interests of the China Star Group for the year ended 31 December 2004 were both approximately HK$303.2 million.

As stated in the interim report of China Star for the six months ended 30 June 2006, the China Star Group recorded an unaudited consolidated turnover of approximately HK$56.0 million as compared with HK$46.4 million for the same period in 2005. The unaudited consolidated profit before and after taxation and minority interests of the China Star Group for the six months ended 30 June 2006 were both approximately HK$71.0 million. The unaudited consolidated net asset value of China Star attributable to its shareholders was approximately HK$702.6 million as at 30 June 2006.

ITC and Hanny understand from China Star that China Star intends to apply the net proceeds from the issue of the Bonds of approximately HK$159 million for the acquisition by China Star of a 38.5% equity interest in Kingsway Hotel Limited from Great Trust – Gestao E Participacoes, Limitada, details of which were set out in the announcement of China Star dated 4 January 2007.

REASONS FOR THE SUBSCRIPTION

ITC is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies. The principal activities of the ITC Group comprise investment holding, the provision of finance, the provision of management services, property investment, treasury investment, trading of building materials and machinery and the provision and operation of an internet-based precious metals trading platform.

The Hanny Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in associated companies whose shares are listed on the Stock Exchange and the Singapore Exchange Limited and long-term convertible notes issued by companies whose shares are listed on the Stock Exchange. Hanny is an investment holding company.

In light of the improved financial results of the China Star Group for the six months ended 30 June 2006 and the intended use of the net proceeds from the issue of the Bonds for the acquisition of equity interest in Kingsway Hotel Limited, the directors of Hanny are optimistic about the business prospects of the China Star Group. The Convertible Bond is to be issued to Improvemany at a 5% discount to the principal amount. The conversion rights attached to the Convertible Bond offer Improvemany a five-year time frame to evaluate the financial performance of the China Star Group and the market performance of the China Star Shares, and the flexibility to acquire equity interests in China Star and an opportunity to enjoy any potential capital gain in the value of the China Star Shares. Based on the above, the directors of Hanny consider that the Subscription is in the interests of Hanny and the Hanny Shareholders as a whole and the terms of the Subscription Agreement are fair and reasonable as far as the Hanny Shareholders are concerned. Based on the above, the directors of ITC also consider that the Subscription is in the interests of ITC and the shareholders of ITC as a whole and the terms of the Subscription Agreement are fair and reasonable as far as the shareholders of ITC are concerned.

FINANCIAL EFFECTS OF THE SUBSCRIPTION

At present, Hanny intends to fund the Subscription by its internal resources. It is expected that the Subscription would not have material impact on the net asset position of Hanny or ITC.

GENERAL

The Subscription constitutes a discloseable transaction for Hanny under the Listing Rules. A circular of Hanny containing, among other things, details of the Subscription Agreement will be despatched to the Hanny Shareholders as soon as practicable.

As at the date of this announcement, the ITC Group holds 169,471,504 Hanny Shares, representing approximately 67.10% of the total issued share capital of Hanny. As Hanny is an indirect non-wholly owned subsidiary of ITC, the Subscription also constitutes a discloseable transaction for ITC under the Listing Rules. A circular of ITC containing, among other things, details of the Subscription Agreement will be despatched to the shareholders of ITC as soon as practicable.

Should Improvemany decide to exercise the conversion rights attached to the Convertible Bond, Hanny and ITC will comply with the Listing Rules and the Takeovers Code, and seek approval from their respective shareholders (if necessary) as and when appropriate.

DEFINITIONS

In this announcement, the following terms have the following meanings:

"Bonds"	the zero-coupon convertible bonds due 2012 in the aggregate principal amount of HK$168.5 million (including the Convertible Bond) proposed to be issued by China Star, which entitle the holder(s) thereof to convert the principal amount outstanding into the Conversion Shares at the then effective conversion price
"China Star"	China Star Entertainment Limited (stock code: 326), a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"China Star Group"	China Star and its subsidiaries
"China Star Share(s)"	fully paid ordinary share(s) of HK$0.05 each in the share capital of China Star
"Completion"	completion of the Subscription Agreement
"connected person(s)"	have the meaning as defined in the Listing Rules
"Conversion Price"	the initial conversion price of the lower of (i) HK$0.32 per Conversion Share; and (ii) the average closing price of China Star Share for the ten trading days prior to the date of the issue of the Convertible Bond, provided that the initial conversion price shall in no event be less than HK$0.25 per Conversion Share (subject to adjustments pursuant to the terms of the Convertible Bond)
"Conversion Shares"	new China Star Shares which will fall to be allotted and issued by China Star upon the exercise of the conversion rights attached to the Bonds (including the Convertible Bond) at the then effective conversion price
"Convertible Bond"	the Bond with a principal amount of HK$124.5 million to be subscribed by Improvemany pursuant to the terms of the Subscription Agreement
"Hanny"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange, and an indirect non-wholly owned subsidiary of ITC
"Hanny Group"	Hanny and its subsidiaries
"Hanny Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of Hanny
"Hanny Shareholder(s)"	holder(s) of the Hanny Share(s)
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Improvemany"	Improvemany International Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Hanny
"ITC"	ITC Corporation Limited (stock code: 372), a company incorporated in Bermuda with limited liability and whose shares are listed on the main board of the Stock Exchange
"ITC Group"	ITC and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau Success"	Macau Success Limited (stock code: 487), a company incorporated in Bermuda with limited liability and whose shares are listed on the main board of the Stock Exchange, being the holding company of one of the subscribers of the Bonds
"Maturity Date"	the day falling 5 years from the date of issue of the Convertible Bond or, if that is not a business day, the first business day thereafter
"Other Subscription Agreements"	the other two subscription agreements both dated 19 January 2007 for the subscription of the Bonds (excluding the Convertible Bond) with an aggregate principal amount of HK$44.0 million entered into between China Star and the other two subscribers
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of the Convertible Bond by Improvemany pursuant to the terms of the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 19 January 2007 entered into between Improvemany and China Star in relation to the Subscription, subject to the terms and conditions contained therein
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent

As at the date of this announcement, the directors of ITC are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Ms. Chau Mei Wah, Rosanna
(Deputy Chairman & Managing Director)
Mr. Chan Kwok Chuen, Augustine
(formerly known as Mr. Chan Kwok Hung)
Mr. Chan Fut Yan
Mr. Cheung Hon Kit

Independent Non-executive Directors:
Mr. Chuck, Winston Calptor
Mr. Lee Kit Wah
Hon. Shek Lai Him, Abraham, *J.P.*

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the board
ITC CORPORATION LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 26 January 2007

ITC

ITC CORPORATION LIMITED

(德祥企業集團有限公司)*

(於百慕達註冊成立之有限公司)

(股份代號：372)

HANNY

HANNY HOLDINGS LIMITED

錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

須予披露交易－認購中國星集團有限公司之可兌換債券

於二零零七年一月十九日，Improvemany（錦興之間接全資附屬公司）與中國星訂立認購協議，內容有關由Improvemany認購本金額為124,500,000港元之可兌換債券。錦興為德祥之間接非全資附屬公司。

初步兌換價為下列之較低者：(i)每股兌換股份0.32港元及(ii)中國星股份於可兌換債券發行之日前10個交易日之平均收市價，惟初步兌換價於任何情況下均不可低於每股兌換股份0.25港元（可予調整）。

待債券按初步兌換價每股兌換股份0.32港元獲悉數兌換後，Improvemany將擁有合共389,062,500股兌換股份，佔中國星經悉數兌換債券後所擴大之已發行股本約31.60%。待債券按初步兌換價每股兌換股份0.25港元獲悉數兌換後，Improvemany將擁有合共498,000,000股兌換股份，佔中國星經悉數兌換債券後所擴大之已發行股本約36.12%。

根據上市規則，認購事項構成錦興之須予披露交易。錦興將於實際可行之情況下盡快向錦興股東寄發載有（其中包括）認購協議詳情之通函。

由於錦興為德祥之間接非全資附屬公司，根據上市規則，認購事項亦構成德祥之須予披露交易。德祥將於實際可行之情況下盡快向德祥股東寄發載有（其中包括）認購協議詳情之通函。

緒言

於二零零七年一月十九日，Improvemany（錦興之間接全資附屬公司）與中國星訂立認購協議，內容有關由Improvemany認購本金額為124,500,000港元之可兌換債券。錦興為德祥之間接非全資附屬公司。同日，中國星已按不優惠於認購協議提供予Improvemany之條款與兩名其他認購人訂立其他認購協議。

於本公佈日期，錦興持有澳門實德（其中一名債券認購人之控股公司）36,176,000股股份，佔澳門實德現有已發行股本約1.69%。除上述者外，錦興董事作出一切合理查詢後所深知、所悉及所信，其他認購人各自均為獨立於錦興及其關連人士之第三方。除上述者外，德祥董事作出一切合理查詢後所深知、所悉及所信，其他認購人各自均為獨立於德祥及其關連人士之第三方。將由中國星發行之債券（包括可兌換債券）之本金總額為168,500,000港元。

認購協議及可兌換債券之主要條款及條件詳述如下：

認購協議

日期：二零零七年一月十九日

認購協議之訂約方

(a) Improvemany，作為可兌換債券之認購人；及

(b) 中國星，作為可兌換債券之發行人。

據德祥及錦興各自之董事作出一切合理查詢後所深知、所悉及所信，中國星為獨立於德祥及錦興及彼等各自之關連人士之第三方，而就中國星而言，Improvemany並非與債券之其他認購人或任何中國星股東一致行動。

認購協議之條件

認購協議須待以下條件達成後，方告完成：

(a) 中國星股東於股東大會上通過所需決議案，以批准認購協議及據此所涉及之所有交易，包括但不限於增設及發行可兌換債券，以及待債券持有人行使兌換權時發行兌換股份，各自均根據中國星之公司細則及上市規則之規定進行；

(b) （如有需要）錦興股東通過所需決議案，以批准認購協議及據此所涉及之所有交易；

(c) 於認購協議日期起計30日內（或各訂約方所議定之其他較後時間），Improvemany對就中國星集團進行之盡職審查之結果表示滿意；

(d) 聯交所上市委員會已批准（不論無條件或只須待中國星及Improvemany合理行事均不反對之條件）因兌換債券而將予配發及發行之兌換股份上市及買賣；

(e) 百慕達律師以Improvemany可合理要求之形式及內容，就（其中包括）中國星之妥為註冊成立及存在、發行可兌換債券及中國星訂立認購協議之有效性、合法性及強制執行性，以及關於發行可兌換債券之其他決議、同意、授權及文件，出具及送達法律意見；

(f) （如有需要）增加中國星之法定股本，以促成發行兌換股份，以及百慕達金融管理局已批准配發及發行兌換股份；

(g) 中國星於認購協議所作出之聲明、保證及承諾於完成時在各方面均屬真實、準確及正確，及猶如於完成時作出；及

(h) 於完成日期，並無令到可能致令中國星集團之財政狀況、營運、業務或資產或前景有所改變（包括誠如中國星集團截至二零零五年十二月三十一日止年度之經審核綜合財務報表所反映者）之任何變動或任何發展或事件，而Improvemany合理地認為有關變動乃屬重大及不利。

倘上述任何先決條件（上述第(a)、(b)、(d)及(f)項條件除外）未能於認購協議日期起計滿4個月當日或之前（或Improvemany及中國星以書面議定之較後日期）達成或獲Improvemany豁免，則認購協議將隨即失效，且不具任何效力，而認購協議之任何訂約方概不會對認購協議之其他訂約方提出任何索償或負上責任或義務，惟任何先前違反者則作別論。

完成認購協議毋須以其他認購協議之完成作為條件。

完成

待上述條件達成或（視乎情況而定）獲豁免後，認購協議將於認購協議日期起計滿4個月當日或之前（或認購協議各訂約方以書面議定之其他日期）完成。

終止

Improvemany可於下列任何情況下，於向中國星支付可兌換債券認購款項淨額前任何時間向中國星發出通知，以終止認購協議：

a) 倘Improvemany得知認購協議被嚴重違反，或得知任何事件使其當中所載之任何保證及聲明（其中包括已繳足股款、不附評估及不附帶任何產權負擔之兌換股份之正式及有效地發行，而該等股份與所有當時已發行之其他中國星股份具有同等地位；中國星集團自二零零五年十二月三十一日以來之狀況及財務前景並無重大不利變動）於任何方面失實或不正確，或中國星未能履行其於認購協議內所作出之承諾、契約或協議；

b) 倘國家或國際貨幣、金融、政治、工業或經濟狀況或匯率或外匯管制或其他情況出現任何變動或任何涉及潛在變動之發展，而Improvemany合理地認為將會或認購或分派可兌換債券之達成會受到重大影響；

c) 倘發生任何武裝衝突或戰爭升級或恐怖襲擊，而Improvemany認為發生、認購或分派可兌換債券之達成會受到重大影響；或

d) 倘於認購協議日期當日或以後，中國星之證券於聯交所暫停買賣達連續超過15個交易日（惟就等候批准刊發有關認購協議所載之交易之公佈除外），而Improvemany合理地認為認購或分派可兌換債券之達成會受到重大影響。

倘Improvemany終止認購協議，各訂約方於認購協議項下之所有責任將告停止及終結，且各方均不可就認購協議所產生或與此有關之任何事宜向任何其他方索償，惟因先前違反而產生者除外。

可兌換債券

主要條款

本金額：124,500,000港元，於完成時由Improvemany以現金支付

認購價：可兌換債券本金額之95%（即約118,300,000港元）

兌換價：初步兌換價為下列之較低者：(i)每股兌換股份0.32港元及(ii)中國星股份於可兌換債券發行之日前10個交易日之平均收市價，惟初步兌換價於任何情況下均不可低於每股兌換股份0.25港元（可予調整）。兌換價可於若干情況下作出合乎慣例之反攤薄調整，該等情況包括股份合併、股份分拆、資本化發行、資本分派、供股及發行其他股本或股本衍生工具。

然而，兌換價毋須因行使根據中國星現有購股權計劃所授出（截至認購協議日期止）之200,602,625份購股權所發行之中國星股份而作調整。

初步兌換價乃由Improvemany及中國星參考中國星股份於二零零七年一月二十二日暫停買賣前中國星股份之現行市價，按公平原則磋商後釐訂。每股兌換股份0.32港元之初步兌換價較：

(a) 中國星股份於二零零七年一月十九日（即中國星股份暫停買賣以待中國星刊發有關發行債券之公佈前之最後交易日（「最後交易日」））於聯交所所報之收市價每股中國星股份0.30港元溢價約6.7%；

(b) 中國星股份於截至最後交易日（包括該日）止對上5個交易日所報之平均收市價每股0.302港元溢價約6.0%；

(c) 中國星股份於截至最後交易日（包括該日）止對上10個交易日所報之平均收市價每股0.299港元溢價約7.0%；及

(d) 較買賣估中國星之未經審核綜合資產淨值每股中國星股份約1.12港元（根據於二零零六年六月三十日（即中國星集團之最新未經審核綜合財務報表編製之日）中國星股東應佔中國星之未經審核綜合資產淨值約702,622,000港元，以及於二零零六年六月三十日之已發行股本624,646,000股中國星股份計算）折讓約71.4%。

息率：零息。

到期日：自可兌換債券發行當日起計滿五年當日。

贖回：除非可兌換債券已根據可兌換債券之條款兌換、贖回或註銷，否則中國星將於到期日按當時尚未償還之可兌換債券本金額之100%，贖回可兌換債券。

可兌換債券之到期回報率為每年約1.0%。

轉讓性：可兌換債券可自由轉讓。

兌換期：可兌換債券持有人有權於可兌換債券發行後第7日或其後任何時間直至緊接到期日前一個營業日之營業時間結束時為止，按當時生效之兌換價將可兌換債券之全部或任何部份尚未償還本金額兌換為兌換股份；或倘可兌換債券於到期日前已被要求贖回，則為不遲於該有關贖回日之日期前7個營業日當日之營業時間結束時為止，惟於任何情況下必須於到期日前。

兌換股份：根據於本公佈日期中國星之已發行股份704,646,608股計算，並假設其他兩名債券認購人並無行使兌換權，則於可兌換債券之全數本金額124,500,000港元按初步兌換價每股兌換股份0.32港元獲Improvemany悉數兌換為兌換股份時，將合共發行389,062,500股兌換股份，而經有關兌換所擴大後之已發行中國星股份數目將合共為1,093,709,108股。因此，Improvemany將於中國星經擴大已發行股本中擁有約35.57%之權益。

假設其他兩名債券認購人並無行使兌換權，則於可兌換債券之全數本金額124,500,000港元按可能之最低初步兌換價每股兌換股份0.25港元獲Improvemany悉數兌換為兌換股份時，中國星將合共發行498,000,000股兌換股份，而經有關兌換所擴大後之已發行中國星股份數目將合共為1,202,646,608股。於此情況下，Improvemany將於中國星經擴大已發行股本中擁有約41.41%之權益。

概不會就兌換發行零碎兌換股份，亦不會就此向Improvemany提供任何現金作替代。

投票：Improvemany不會僅因作為可兌換債券持有人而有權出席中國星任何股東大會之通告，亦無權出席該等大會或於會上投票。

上市：可兌換債券將不會於聯交所或任何其他證券交易所申請上市。中國星將申請因可兌換債券所附之兌換權獲行使時將予發行之兌換股份獲准上市及買賣。

地位：中國星於債券項下所產生之責任於任何時間均各自享有同等地位，且對中國星現時及日後之所有其他無抵押及非後償責任亦享有同等權利。

兌換股份於發行後將於各方面與於兌換當日之中國星所有其他已發行股本享有同等權利，包括收取所有股息或其他分派之權利。

逾期利息及延期付款：倘中國星無法於可兌換債券到期或應付時支付任何金額，則有關到期款項須於到期日起按香港上海滙豐銀行有限公司所報之最優惠利率加年利率3.0厘計息，按過期之實際日數及一年360日為基準計算。

中國星之股權架構

據德祥及錦興各自之董事所知及所得資料，下表詳述中國星之股權架構及債券獲兌換之影響，且假設中國星之股權架構於本公佈日期至債券獲兌換期間並無變動：

[illegible]	[illegible] 股份數目	%	[illegible] 股份數目	%	[illegible] 股份數目	%	[illegible] 股份數目	%	[illegible] 股份數目	%
[illegible] Limited	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible] Company Limited	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Improvemany	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]	-	-
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
合計	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

於本公佈日期，Improvemany尚未決定會否行使或何時行使可兌換債券所附之兌換權。Improvemany行使可兌換債券所附兌換權之數量將視乎（其中包括）中國星集團之日後財務狀況及業務前景及中國星股份之市場表現。

視乎中國星當時之股權架構及Improvemany行使可兌換債券兌換權之數量而定，待可兌換債券獲兌換後，Improvemany可能於中國星經擴大後之已發行股本中擁有30%或以上之權益。在此情況下，Improvemany將須根據收購守則第26條向中國星股東提出強制性收購建議，以收購所有中國星股份，並向中國星其他證券之持有人提出相若之收購建議，惟Improvemany及其一致行動人士已獲豁免或同意收購者除外。倘若出現強制性全面收購建議之責任，Improvemany定將遵守收購守則之有關規定。

中國星之資料

中國星集團主要從事電影製作、發行電影及電視連續劇，以及提供後期製作服務。

根據中國星截至二零零五年十二月三十一日止年度之年報，中國星集團於截至二零零四年及二零零五年十二月三十一日止兩個年度所錄得之經審核綜合營業額分別約為165,300,000港元及93,200,000港元。中國星集團於截至二零零五年十二月三十一日止年度之經審核綜合除稅及少數股東權益前及後之虧損分別約為20,900,000港元及21,000,000港元。中國星集團於截至二零零四年十二月三十一日止年度之經審核綜合虧損於除稅及少數股東權益前及後均約為303,200,000港元。

根據中國星截至二零零六年六月三十日止六個月之中期報告所載述，中國星集團錄得未經審核綜合營業額約為56,000,000港元，而二零零五年同期則約為46,400,000港元。中國星集團於截至二零零六年六月三十日止六個月之未經審核綜合溢利於除稅及少數股東權益前及後均約為71,000,000港元。中國星於二零零六年六月三十日之未經審核綜合股東應佔資產淨值約為702,600,000港元。

德祥及錦興從中國星處得悉，中國星擬動用發行債券所得款項淨額約159,000,000港元作為中國星向Great Trust - Gestao & Participacoes, Limitada收購Kingsway Hotel Limited 38.5%股本權益之代價。該宗收購之詳情已載於中國星日期為二零零七年一月四日之公佈內。

認購事項之理由

德祥乃一家投資控股公司，並直接及間接於多家上市公司持有策略性投資。德祥集團之主要業務包括投資控股、提供融資、提供管理服務、物業投資、庫務投資、建築材料及消費貿易以及提供及經營一個網上資金融交易平台。

錦興集團主要從事證券買賣、物業投資及買賣、擁有採砂船隻以及其他策略性投資，其中包括於聯交所及新加坡證券交易所有限公司上市的聯營公司之投資及其股份於聯交所上市之公司發行之長期可兌換票據之投資。錦興為一間投資控股公司。

鑑於中國星集團截至二零零六年六月三十日止六個月之財務業績有所改善，以及發行債券所得款項淨額將用作收購Kingsway Hotel Limited之股本權益，錦興亦看好中國星集團之業務前景及發展潛力。可兌換債券為按本金額折讓5%之價格發行予Improvemany，可兌換債券所附之兌換權可讓Improvemany以五年時間評估中國星集團之財務表現，以及中國星股份之市場表現，並可靈活地收購中國星之股本權益，亦可藉此機會享有中國星股份價值之潛在資本收益。按以上所述，錦興董事認為，認購事項符合錦興及錦興股東之整體利益，且認購協議之條款對錦興股東而言誠屬公平合理。基於上述者，德祥董事亦認為，認購事項符合德祥及德祥股東之整體利益，且認購協議之條款對德祥股東而言誠屬公平合理。

認購事項之財務影響

屆時，錦興將以其內部資源為認購事項提供資金。預期認購事項將不會對錦興或德祥之資產淨值狀況構成重大影響。

一般事項

根據上市規則，認購事項構成錦興之須予披露交易。錦興將於實際可行之情況下盡快向錦興股東寄發載有（其中包括）認購協議詳情之通函。

於本公佈日期，德祥集團持有169,471,304股錦興股份，佔錦興已發行股本總額約67.10%。由於錦興為德祥之間接非全資附屬公司，根據上市規則，認購事項亦構成德祥之須予披露交易。德祥將於實際可行之情況下盡快向德祥股東寄發載有（其中包括）認購協議詳情之通函。

倘Improvemany決定行使可兌換債券所附之兌換權，錦興及德祥將於適當情況下遵守上市規則及收購守則，並尋求彼等各自之股東批准（如需要）。

釋義

於本公佈內，下列詞彙具有以下涵義：

「債券」	指	中國星建議發行於二零一二年到期本金總額為168,500,000港元之零息可兌換債券（包括可兌換債券），賦予其持有人權利按當時有效之兌換價兌換尚未償還本金額為兌換股份
「中國星」	指	中國星集團有限公司（股份代號：326），一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「中國星集團」	指	中國星及其附屬公司
「中國星股份」	指	中國星股本中每股面值0.05港元之普通股或普通股
「完成」	指	認購協議之完成
「關連人士」	指	具有上市規則所賦予之涵義
「兌換價」	指	初步兌換價為以下較低者：(i)每股兌換股份0.32港元；及(ii)中國星股份於可兌換債券發行日期前10個交易日之平均收市價，惟初步兌換價在任何情況下須不低於每股兌換股份0.25港元（可根據可兌換債券之條款予以調整）
「兌換股份」	指	於債券（包括可兌換債券）所附兌換權按當時有效之兌換價獲行使後，中國星將予配發及發行之新中國星股份
「可兌換債券」	指	由Improvemany根據認購協議之條款將予認購之本金額為124,500,000港元之債券
「錦興」	指	錦興集團有限公司（股份代號：275），一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市，並為德祥之間接非全資附屬公司
「錦興集團」	指	錦興及其附屬公司
「錦興股份」	指	錦興已發行股本中每股面值0.01港元之普通股
「錦興股東」	指	錦興股份之持有人
「香港」	指	中華人民共和國香港特別行政區
「Improvemany」	指	Improvemany International Limited，一間於英屬維爾京群島註冊成立之有限公司，並為錦興之間接全資附屬公司
「德祥」	指	德祥企業集團有限公司（股份代號：372），一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「德祥集團」	指	德祥及其附屬公司
「上市規則」	指	聯交所證券上市規則
「澳門實德」	指	澳門實德有限公司（股份代號：487），一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市，其為其中一名債券認購人之控股公司
「到期日」	指	可兌換債券發行日期起計滿五年當日或倘該日並非營業日，則為該日後之首個營業日
「其他認購協議」	指	中國星與其他兩名認購人就認購本金總額為44,000,000港元之債券（不包括可兌換債券）而訂立之日期為二零零七年一月十九日之其他認購協議
「聯交所」	指	香港聯合交易所有限公司
「認購事項」	指	由Improvemany根據認購協議之條款認購可兌換債券
「認購協議」	指	Improvemany與中國星就認購事項（受認購協議所載之條款及條件所規限）而訂立日期為二零零七年一月十九日之有條件認購協議
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

於本公佈日期，德祥之董事如下：

執行董事：	獨立非執行董事：
陳國強博士（主席）	卓育賢先生
周美華女士（副主席兼董事總經理）	李傑華先生
陳國銓先生（又名陳國鴻先生）	石禮謙，太平紳士
陳佛恩先生	
張漢傑先生	

於本公佈日期，錦興之董事如下：

執行董事：	獨立非執行董事：
陳國強博士（主席）	郭嘉立先生
Yap, Allan博士（董事總經理）	黃景霖先生
呂兆泉先生（副董事總經理）	冼志輝先生

承董事會命	承董事會命
德祥企業集團有限公司	錦興集團有限公司
主席	主席
陳國強博士	陳國強博士

香港，二零零七年一月二十六日

* 僅供識別